UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. AUTO PARTS NETWORK, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

90343C100

(CUSIP Number of Common Stock Underlying Class of Securities)

Shane Evangelist

Chief Executive Officer

U.S. Auto Parts Network, Inc.

16941 Keegan Avenue

Carson, California 90746

(310) 735-0092

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications On Behalf of Filing Person)

Copies to

Bryan P. Stevenson VP, General Counsel U.S. Auto Parts Network, Inc. 16941 Keegan Avenue Carson, California 90746 (310) 735-0092	Matthew T. Browne, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$673,344	$91.84

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to this offer. These options covered an aggregate of 1,066,430 shares of the issuer’s common stock, and had an aggregate value of $673,344 as of August 7, 2013, calculated based on a Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.0001364 of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $91.84.	Filing Party: U.S. Auto Parts Network, Inc.
Form or Registration No.: 005-82976	Date Filed: August 12, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

SCHEDULE TO

(AMENDMENT NO. 1)

This Amendment No. 1 to Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on August 12, 2013 (the “Schedule TO” ), in connection with the offer (the “Offer”) by U.S. Auto Parts Network, Inc. (the “Company”) to its eligible employees to exchange some or all of their outstanding options (the “Eligible Options”) to purchase shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), that were (i) originally granted under the Company’s 2007 Omnibus Incentive Plan (the “Omnibus Plan”), 2007 New Employee Incentive Plan or 2006 Equity Incentive Plan, (ii) have an exercise price greater than $4.00 per share and (iii) were granted on or prior to August 12, 2013, for new options to purchase a fewer number of shares of Common Stock to be granted under the Omnibus Plan (the “New Options”), at an exchange ratio of Eligible Options to New Options of 3.5 to 1 and at an exercise price per share equal to the fair market value of a share of Common Stock on the grant date of the New Option, upon the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated August 12, 2013 (the “Offer to Exchange”), and in the related Election Form and Notice of Withdrawal. This Amendment No. 1 is the final amendment being filed in order to report the results of the Offer. Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO remain unchanged.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented as follows:

The Offer expired at 9:00 p.m. U.S. Pacific Time, on Monday, September 9, 2013. Pursuant to the Offer, the Company accepted elections to exchange options to purchase 3,474,719 shares of Common Stock, representing approximately 93.1% of the shares subject to Eligible Options as of the expiration of the Offer. As a result, on September 10, 2013, New Options to purchase 992,728 shares of Common Stock were granted under the Omnibus Plan pursuant to and as set forth in the Offer to Exchange filed as Exhibit (a)(1)(A) to the Schedule TO. The exercise price per share of each New Option is $0.9866, which was the closing price of the Common Stock as reported on the NASDAQ Global Market on September 10, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. AUTO PARTS NETWORK, INC.

By:	/S/ DAVID ROBSON
David Robson
Chief Financial Officer

Date: September 11, 2013

Index to Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Option Grants for New Stock Option Grants dated August 12, 2013*
(a)(1)(B)	Form of E-Mail Announcement of Offer to Exchange*
(a)(1)(C)	Election Form*
(a)(1)(D)	Form of Eligible Option Information Sheet*
(a)(1)(E)	Notice of Withdrawal*
(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form and Eligible Option Information Sheet*
(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal*
(a)(1)(H)	Form of Reminder E-Mail to Eligible Employees*
(a)(1)(I)	Form of Confirmation Letter to Eligible Employees Participating in the Exchange Offer*
(a)(1)(J)	Annual Report on Form 10-K for the year ended December 29, 2012, filed with the Securities and Exchange Commission on March 25, 2013 and incorporated herein by reference
(a)(1)(K)	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 29, 2012, filed with the Securities and Exchange Commission on April 26, 2013 and incorporated herein by reference
(a)(1)(L)	Quarterly Report on Form 10-Q for the quarter ended March 30, 2013, filed with the Securities and Exchange Commission on May 8, 2013 and incorporated herein by reference
(a)(1)(M)	Quarterly Report on Form 10-Q for the quarter ended June 29, 2013, filed with the Securities and Exchange Commission on August 6, 2013 and incorporated herein by reference
(b)	Not applicable
(d)(1)	2007 Omnibus Plan and forms of agreements, filed as Exhibit 10.5 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(2)	2007 New Employee Incentive Plan, filed as Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007
(d)(3)	2006 Equity Incentive Plan, filed as Exhibit 10.1 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(4)	Form of Stock Option Agreement under the 2006 Equity Incentive Plan, filed as Exhibit 10.2 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(5)	Form of Notice of Grant of Stock Option under the 2006 Equity Incentive Plan, filed as Exhibit 10.3 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(6)	Form of Acceleration Addendum to Stock Option Agreement under the2006 Equity Incentive Plan, filed as Exhibit 10.4 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(7)	Offer Letter of Employment dated May 19, 2006 by and between U.S. Auto Parts Network, Inc. and Richard Pine, filed as Exhibit 10.8 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(8)	Offer Letter of Employment dated January 1, 2006 by and between U.S. Auto Parts Network, Inc. and Houman Akhavan, filed as Exhibit 10.32 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(9)	Non-Competition Agreement dated May 19, 2006 by and among U.S. Auto Parts Network, Inc. and Richard Pine, Lowell Mann, Brian Tinari and Todd Daugherty, filed as Exhibit 10.9 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(10)	Employment Agreement dated September 18, 2012 between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 10.39 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2012
(d)(11)	Employment Agreement, dated September 18, 2012, between the Company and Aaron Coleman, filed as Exhibit 10.44 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 20, 2012
(d)(12)	Employment Agreement, dated March 29, 2010 between the Company and Theodore Sanders, filed as Exhibit 10.53 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010
(d)(13)	Employment Agreement dated January 3, 2012 between the Company and David G. Robson, filed as Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012

(d)(14)	Amended and Restated Employment Agreement dated January 3, 2012 between the Company and Theodore R. Sanders, filed as Exhibit 10.62 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012
(d)(15)	Form of Indemnification Agreement, filed as Exhibit 10.33 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2010 and incorporated herein by reference
(d)(16)	Non-Qualified Stock Option Agreement dated October 15, 2007 between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007
(d)(17)	Non-Qualified Stock Option Agreement dated October 15, 2007 (performance grant) between U.S. Auto Parts Network, Inc. and Shane Evangelist, filed as Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2007
(d)(18)	Non-Qualified Stock Option Agreement, dated May 15, 2008, by and between the Company and Shane Evangelist, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 15, 2008
(d)(19)	Non-Qualified Stock Option Agreement, dated February 16, 2009, between the Company and Theodore Sanders, filed as Exhibit 10.63 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009
(d)(20)	Non-Qualified Stock Option Agreement (performance grant), dated February 16, 2009, between the Company and Theodore Sanders, filed as Exhibit 10.64 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2009
(d)(21)	Non-Incentive Stock Option Agreement, dated April 28, 2008, between the Company and Alexander Adegan, filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 28, 2008
(d)(22)	Non-Incentive Stock Option Agreement dated January 3, 2012 between the Company and David G. Robson, filed as Exhibit 10.64 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2012
(d)(23)	2011 Base Salaries and Target Bonuses of certain officers, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 16, 2010
(d)(24)	U.S. Auto Parts Network Inc. Director Payment Election Plan, filed as Exhibit 10.68 to the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2011
(d)(25)	Separation Agreement and Release of Claims, dated December 9, 2008, between the Company and Michael J. McClane, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 9, 2008
(d)(26)	Shareholder’s Release, dated May 19, 2006, between the Company and Richard Pine, filed as Exhibit 10.10 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(27)	Commercial Lease Agreement, dated January 1, 2004, between the Company and Nia Chloe Enterprises, LLC, filed as Exhibit 10.23 to the Company’s registration statement on Form S-1 initially filed with the Securities and Exchange Commission on November 2, 2006, as amended
(d)(28)	Stock Purchase Agreement, dated March 25, 2013, between the Company and each of the individuals and entities identified on Schedule A thereto, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2013, as amended
(g)	Not applicable
(h)	Not applicable

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on August 12, 2013 and incorporated herein by reference.